ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

June 21, 2013

Enerplus Postpones Investor Day Due to Local State of Emergency

CALGARY, Alberta – Due to the state of emergency and severe flooding in Calgary, Alberta and surrounding areas, Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is postponing the Investor Day currently scheduled for Monday, June 24, 2013 until further notice. New details will be released once an alternative date is determined.

For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com. Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

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Ian C. Dundas
Incoming President & Chief Executive Officer
Enerplus Corporation